Exhibit 99.1
INDEX TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Ardagh Metal Packaging S.A.
As used herein, “AMPSA” or the “Company” refer to Ardagh Metal Packaging S.A., and “we”, “our”, “us”, “AMP” and the “Group” refer to AMP and its consolidated subsidiaries, unless the context requires otherwise.

ARDAGH METAL PACKAGING S.A.
CONSOLIDATED INTERIM INCOME STATEMENT
		Unaudited Three months ended September 30, 2021			Unaudited Three months ended September 30, 2020
	Note	Before exceptional items $’m	Exceptional items $’m	Total $’m	Before exceptional items $’m	Exceptional items $’m	Total $’m
			Note 5			Note 5
Revenue	4	1,038	—	1,038	899	—	899
Cost of sales		(869)	(8)	(877)	(749)	(2)	(751)
Gross profit		169	(8)	161	150	(2)	148
Sales, general and administration expenses		(40)	(230)	(270)	(41)	(4)	(45)
Intangible amortization		(37)	—	(37)	(38)	—	(38)
Operating (loss)/profit		92	(238)	(146)	71	(6)	65
Net finance (expense)/income	6	(27)	9	(18)	1	—	1
(Loss)/profit before tax		65	(229)	(164)	72	(6)	66
Income tax charge		(16)	2	(14)	(15)	1	(14)
(Loss)/profit for the period		49	(227)	(178)	57	(5)	52
(Loss)/earnings per share:
Basic and diluted earnings per share attributable to equity holders	7			$(0.32)			$0.11
The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

ARDAGH METAL PACKAGING S.A.
CONSOLIDATED INTERIM INCOME STATEMENT
		Unaudited Nine months ended September 30, 2021			Unaudited Nine months ended September 30, 2020
	Note	Before exceptional items $’m	Exceptional items $’m	Total $’m	Before exceptional items $’m	Exceptional items $’m	Total $’m
			Note 5			Note 5
Revenue	4	2,968	—	2,968	2,558	—	2,558
Cost of sales		(2,477)	(16)	(2,493)	(2,149)	(4)	(2,153)
Gross profit		491	(16)	475	409	(4)	405
Sales, general and administration expenses		(133)	(240)	(373)	(126)	(6)	(132)
Intangible amortization		(115)	—	(115)	(111)	—	(111)
Operating (loss)/profit		243	(256)	(13)	172	(10)	162
Net finance expense	6	(147)	(42)	(189)	(83)	—	(83)
(Loss)/profit before tax		96	(298)	(202)	89	(10)	79
Income tax charge		(35)	11	(24)	(37)	5	(32)
(Loss)/profit for the period		61	(287)	(226)	52	(5)	47
(Loss)/earnings per share:
Basic and diluted loss per share attributable to equity holders	7			$(0.44)			$0.10
The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

ARDAGH METAL PACKAGING S.A.
CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME
		Unaudited
		Three months ended September 30,		Nine months ended September 30,
	Note	2021 $’m	2020 $’m	2021 $’m	2020 $’m
(Loss)/profit for the period		(178)	52	(226)	47
Other comprehensive income/(expense):
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
– Arising in the period		—	(21)	1	(21)
		—	(21)	1	(21)
Effective portion of changes in fair value of cash flow hedges:
– New fair value adjustments into reserve		51	22	154	(4)
– Movement in deferred tax		(4)	(5)	(16)	(3)
		47	17	138	(7)
Items that will not be reclassified to income statement
– Re-measurement of employee benefit obligations	11	(4)	(15)	12	(20)
– Deferred tax movement on employee benefit obligations		1	4	(1)	6
		(3)	(11)	11	(14)
Total other comprehensive income/(expense) for the period		44	(15)	150	(42)
Total comprehensive (expense)/income for the period		(134)	37	(76)	5
The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

ARDAGH METAL PACKAGING S.A.
CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
		Unaudited	Unaudited
	Note	At September 30, 2021 $’m	At December 31, 2020 $’m
Non-current assets
Intangible assets	8	1,711	1,884
Property, plant and equipment	8	1,620	1,232
Derivative financial instruments		17	9
Deferred tax assets		90	88
Other non-current assets		4	4
		3,442	3,217
Current assets
Inventories		366	250
Trade and other receivables		624	368
Contract assets		162	139
Derivative financial instruments		121	23
Cash and cash equivalents		496	257
		1,769	1,037
TOTAL ASSETS		5,211	4,254
Equity attributable to owners of the parent
Invested capital attributable to the AMP business		—	63
Issued capital	9	7	—
Share premium	9	5,991	—
Other reserves	15	(5,575)	(15)
Retained earnings		(152)	—
TOTAL EQUITY		271	48
Non-current liabilities
Borrowings	10	2,851	2,793
Employee benefit obligations		204	219
Deferred tax liabilities		237	203
Other liabilities and provisions	12	339	20
Derivative financial instruments		1	2
		3,632	3,237
Current liabilities
Borrowings	10	54	42
Interest payable		49	—
Derivative financial instruments		4	12
Trade and other payables		1,139	843
Income tax payable		49	59
Provisions		12	13
Deferred income		1	—
		1,308	969
TOTAL LIABILITIES		4,940	4,206
TOTAL EQUITY and LIABILITIES		5,211	4,254
The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

ARDAGH METAL PACKAGING S.A.
CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
	Unaudited
	Attributable to the owner of the parent
	Invested capital $’m	Share capital $’m	Share premium $’m	Other reserves $’m	Retained earnings $’m	Total $’m
		Note 9	Note 9	Note 15
At January 1, 2020	16	—	—	(4)	—	12
Profit for the period	47	—	—	—	—	47
Other comprehensive expense	(14)	—	—	(28)	—	(42)
Hedging losses transferred to cost of inventory	—	—	—	22	—	22
Increase in invested capital	101	—	—	—	—	101
At September 30, 2020	150	—	—	(10)	—	140
At January 1, 2021	63	—	—	(15)	—	48
Loss for the period pre AMP transfer*	(74)	—	—	—	—	(74)
Other comprehensive income pre AMP transfer*	11	—	—	55	—	66
Hedging gains transferred to cost of inventory pre AMP transfer	—	—	—	(6)	—	(6)
Capital contribution	—	—	—	113	—	113
Increase in invested capital	176	—	—	—	—	176
AMP transfer	(176)	6	4,982	(5,924)	—	(1,112)
Business Combination (see Note 1 and 15)	—	1	1,009	164	—	1,174
Loss for the period post AMP transfer*	—	—	—	—	(152)	(152)
Other comprehensive income post AMP transfer*	—	—	—	84	—	84
Hedging gains transferred to cost of inventory post AMP transfer	—	—	—	(46)	—	(46)
At September 30, 2021	—	7	5,991	(5,575)	(152)	271

*
For the nine months ended September 30, 2021, the Group is reporting a loss for the period of $226 million and other comprehensive income of $150 million, respectively.

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

ARDAGH METAL PACKAGING S.A.
CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
		Unaudited
		Three months ended September 30,		Nine months ended September 30,
	Note	2021 $’m	2020 $’m	2021 $’m	2020 $’m
Cash flows from operating activities
Cash generated from operations	13	138	248	275	328
Interest received/(paid)		7	(40)	(42)	(121)
Income tax paid		(7)	(2)	(35)	(13)
Cash flows from operating activities		138	206	198	194
Cash flows used in investing activities
Purchase of property, plant and equipment and intangible assets		(139)	(63)	(428)	(177)
Other investing cash flows		—	1	1	2
Net cash used in investing activities		(139)	(62)	(427)	(175)
Cash flows from financing activities
Proceeds from borrowings	10	7	—	2,773	63
Repayment of borrowings	10	—	(45)	(5)	(61)
Repayment of related party borrowings to Ardagh		(996)	—	(2,737)	—
Proceeds from share issuance, net of costs	9	934	—	934	—
Payment as part of capital reorganization		—	—	(574)	—
Proceeds from related party borrowings from Ardagh		—	—	15	—
Cash received from Ardagh		—	26	206	96
Redemption premium and issuance costs paid		—	—	(52)	—
Deferred debt issue costs paid		(8)	—	(33)	—
Lease payments		(12)	(9)	(34)	(26)
Net cash (outflow)/inflow from financing activities		(75)	(28)	493	72
Net (decrease)/increase in cash and cash equivalents		(76)	116	264	91
Cash and cash equivalents at beginning of period		587	254	257	284
Foreign exchange (losses)/gains on cash and cash equivalents		(15)	2	(25)	(3)
Cash and cash equivalents at end of period		496	372	496	372
The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

ARDAGH METAL PACKAGING S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1.   General information
Ardagh Metal Packaging S.A. (the “Company” or “AMPSA”) was incorporated on January 21, 2021, in order to effect a reorganization and subject to its completion, acquire the Metal Packaging operations (together the “AMP Business” or the “Business”) of Ardagh Group S.A. (“AGSA”). Prior to the reorganization the AMP Business was owned by Ardagh Group S.A. and its subsidiaries (“Ardagh” or “the Ardagh Group”). Prior to the reorganization, the Company had no assets or liabilities, other than those associated with its formation, and did not conduct any operations until the completion of the reorganization.
The AMP Business has historically operated as part of Ardagh and not as a separate stand-alone entity or group.
On February 22, 2021, AMPSA announced its entry into a business combination agreement (the “Business Combination Agreement”), dated as of February 22, 2021, by and among AMPSA, Ardagh, Ardagh MP MergeCo Inc., a newly formed Delaware corporation that is a wholly-owned subsidiary of AMPSA (“MergeCo”) and Gores Holdings V Inc., a Delaware corporation and special purpose acquisition company (“Gores Holdings V”), pursuant to which the parties thereto agreed to effect the merger of MergeCo with and into Gores Holdings V, with Gores Holdings V being the surviving corporation as a wholly-owned subsidiary of AMP (the “Merger”, and, together with the other transactions contemplated in the Business Combination Agreement, the “Business Combination”), to create an independent, pure-play beverage can public company.
In connection with the transactions, on March 12, 2021, two affiliates of the Group (the “Co-Issuers”) issued green bonds of $2.8 billion equivalent, consisting of €450 million 2.000% Senior Secured Notes due 2028, $600 million 3.250% Senior Secured Notes due 2028, €500 million 3.000% Senior Notes due 2029 and $1,050 million 4.000% Senior Notes due 2029 (the “AMP Notes Issuance”).
In connection with the AMP Notes Issuance, Ardagh designated the Co-Issuers and subsidiaries of AMP as unrestricted subsidiaries under its bond indentures and the Global Asset Based Loan Facility.
In connection with the Business Combination, the Ardagh Group effected on April 1, 2021 a series of transactions that resulted in (a) the equity interests of Ardagh Packaging Holdings Limited, an Irish subsidiary of the Group, and certain other subsidiaries of the Ardagh Group that are engaged in the metal beverage can business being directly or indirectly owned by AMPSA (all such entities collectively, the “AMP Entities”) and (b) any assets and liabilities relating to the business of the Ardagh Group (other than the AMP Business) that were held by the AMP Entities being transferred to subsidiaries of the Ardagh Group that are not AMP Entities, and assets and liabilities relating to the AMP Business that were held by subsidiaries of the Ardagh Group (other than the AMP Entities) being transferred to the AMP Entities (such transactions, collectively, the “AMP Transfer”).
On 4 August 2021, in accordance with the terms of the Business Combination Agreement, the parties consummated the Merger and, pursuant to the terms of subscription agreements dated February 22, 2021, among AMPSA, Gores Holdings V and certain investors in a private placement (the “PIPE Investors”), the PIPE Investors subscribed for and purchased shares of AMPSA at a purchase price of $10 per share, for an aggregate cash amount of $695 million (the “PIPE Investment”), which included 9.5 million of shares acquired pursuant to the “back stop” provisions of the subscription agreement entered into by the Gores Holdings V sponsor. In addition, at the closing of the Merger all shares of Gores Holdings V Class A common stock outstanding immediately prior to the effective time of the Merger (after giving effect to any requested stockholder redemptions) were contributed to AMPSA in exchange for newly issued AMPSA shares, and all warrants exercisable for the purchase of shares in Gores Holdings V were converted into warrants exercisable for the purchase of shares in AMPSA.
In addition to retaining AMPSA shares constituting approximately 82% AMPSA’s outstanding shares, Ardagh received in the Business Combination (a) $2,315 million in cash paid upon the consummation of the AMP Transfer (which was funded from the proceeds of the AMP Notes Issuance), and (b) approximately

$1 billion in cash paid upon the consummation of the Merger and the PIPE Investment. Ardagh also has a contingent right to receive up to 60.73 million additional shares in AMPSA (the “Earnout Shares”) upon the achievement of certain stock price hurdles performance measures. Please refer to note 12 for further details.
On August 5, 2021, AMPSA listed its shares and warrants on the New York Stock Exchange under the new ticker symbols “AMBP” and “AMBPW”, respectively.
On August 6, 2021, AMPSA and certain of its subsidiaries entered into a Global Asset Based Loan Facility in the amount of $300 million, which amount increased to $325 million on September 29, 2021.
On September 7, 2021, Ardagh launched an exchange offer pursuant to which it offered 2.5 shares of AMP in exchange for each Class A common shares of Ardagh that was validly tendered and not withdrawn at the closing of the exchange offer. Approximately 84% of the total outstanding Class A common shares of Ardagh were exchanged, bringing Ardagh’s ownership of AMP to approximately 75% and the public float to approximately 25%.
The Group is a leading supplier of metal beverage cans globally, with a particular focus on the Americas and Europe. The business supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of leading global, regional and national beverage producers. AMPSA operates 23 production facilities in Europe and the Americas, employs approximately 4,900 people and recorded revenues of $3.5 billion in 2020.
In connection with the AMP Transfers AGSA and AMPSA entered into a Services Agreement, pursuant to which AGSA, either directly or indirectly through its affiliates, will provide certain corporate and business-unit services to AMPSA and its subsidiaries, and AMPSA, either directly or indirectly through its affiliates, shall provide certain corporate and business-unit services to AGSA and its affiliates (other than the AMP Entities). The services provided by AGSA, either directly or indirectly through its affiliates, pursuant to the Services Agreement include typical corporate functional support areas such as finance, legal, risk, HR, procurement, sustainability and IT in order to complement the activities in areas which exist within AMPSA. The services provided by AMPSA, either directly or indirectly through its affiliates, are mainly in the areas of procurement and IT. For each calendar year from 2021 through 2024, as consideration for the corporate services provided by AMPSA and AGSA, or their respective direct or indirect affiliates, AMPSA will pay a net amount of $33 million to Ardagh Group for the calendar year 2021, $38 million for calendar year 2022, $39 million for calendar year 2023 and $39 million for calendar year 2024. The fees paid for services pursuant to the Services Agreement are subject to adjustment for third party costs and variations for certain volume-based services. As of December 31, 2024, or if earlier, the date upon which AMP or Ardagh Group undergoes a change of control, all corporate services provided pursuant to the Services Agreement will be provided at a price equal to the fully allocated cost of such services, or such other price to be negotiated in good faith by the parties, taking into consideration various factors, including the cost of providing such corporate services and the level of services expected to be provided.
The significant accounting policies that have been applied to the unaudited consolidated interim financial statements are described in note 3.
2.   Statement of directors’ approval
The unaudited consolidated interim financial statements were approved for issue by the board of directors of Ardagh Metal Packaging S.A. (the “Board”) on October 26, 2021.
3.   Summary of significant accounting policies
Basis of preparation
The unaudited consolidated interim financial statements of the Group for the three and nine months ended September 30, 2021 and 2020, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited consolidated interim financial statements do not include all of the information required for full annual financial statements.

The unaudited consolidated interim financial statements are presented in U.S. dollar rounded to the nearest million. The functional currency of the Company is euro.
Basis of preparation prior to the AMP Transfer
For the periods prior to the AMP Transfer, unaudited combined interim financial statements have been prepared on a carve-out basis from the consolidated financial statements of Ardagh Group S.A., to represent the financial position and performance of the AMP Business as if the Business had existed on a stand-alone basis for the three and nine months ended September 30, 2020 and the three months ended March 31, 2021 for the unaudited consolidated interim income statements, statements of comprehensive income and statements of cash flows and as at December 31, 2020 for the unaudited interim financial statements of financial position. However, those unaudited combined interim financial statements are not necessarily indicative of the results that would have occurred if the Business had been a stand-alone entity during the period presented. The accounting policies, presentation and methods of computation followed in the unaudited combined interim financial statements are consistent with those applied in the audited combined financial statements of the AMP Business for the year ended December 31, 2020, as included on pages F-2 to F-60 of Amendment No. 3 of the Company’s Registration Statement on Form F-4 (333-254005) filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2021 (the “Form F-4”), except for the calculation of earnings per share as further detailed in note 7.
Corporate center costs allocated by Ardagh have been included in selling, general and administration (“SGA”) expenses ($7 million and $21 million, respectively, for the three and nine months ended September 30, 2020, and $9 million for the three months ended March 31, 2021). The Ardagh support provided to the AMP Business included stewardship by Ardagh senior management personnel and functional support in terms of typical corporate areas such as Group finance, legal and risk, in addition to, discrete support which was provided from centralized management activities such as HR, Sustainability and IT in order to complement and support the activities in these areas which existed within the Business. The Ardagh corporate head office costs were allocated principally based on Adjusted EBITDA, with settlement of these costs recorded within invested capital. The allocations to the Business reflected all the costs of doing business and Management believes that the allocations were reasonable and materially reflected what the expenses would have been on a stand-alone basis. These costs reflected the arrangements that existed in Ardagh and are not necessarily representative of costs that may arise in the future.
Basis of preparation after the AMP Transfer
For the periods after the AMP Transfer, from April 1, 2021 through September 30, 2021, unaudited consolidated financial statements have been prepared for the Group as a stand-alone business. The accounting policies, presentation and methods of computation followed in the unaudited consolidated interim financial statements are consistent with those applied in the audited combined financial statements of the AMP Business for the year ended December 31, 2020, except for the following new or amended accounting policies and the calculation of earnings per share as further detailed in note 7, the recognition and measurement of the Earnout Shares and Public and Private Warrants as further detailed in note 12 and the recognition and measurement of the IFRS 2 charge in note 15.
Basis of consolidation
(i)
Subsidiaries

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are de-consolidated from the date on which control ceases. Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.
The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group that meets the definition of a business combination. The cost of an acquisition is the consideration given in exchange for control of the identifiable assets, liabilities and contingent liabilities of the acquired legal entities. Acquisition-related costs are expensed and included as exceptional items within sales, general and administration expenses. The acquired net assets are initially measured at fair value. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill. Any goodwill and fair value adjustments are recorded as assets and liabilities of the acquired legal entity in the currency of the primary economic environment in which the legal entity operates (the “functional currency”). If the cost of acquisition is less than the fair value of the Group’s share of the net assets of the legal entity acquired, the difference is recognized directly in the consolidated income statement. The Group considers obligations of the acquiree in a business combination that arise as a result of the change in control, to be cash flows arising from obtaining control of the controlled entity, and classifies these obligations as investing activities in the consolidated statement of cash flows.
Predecessor accounting is used to account for the transfer of a subsidiary in the form of a capital reorganization. Under a capital reorganization, the Group carries forward the predecessor carrying values of the acquired net assets and the liabilities assumed as previously reflected in the consolidated financial statements of Ardagh Group. The difference between the consideration given and the aggregate carrying value of the assets and the liabilities of the acquired entity at the date of the transaction is included in equity in other reserves.
(ii)
Transactions eliminated on consolidation

Transactions, balances and unrealized gains or losses on transactions between Group companies are eliminated. Subsidiaries’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.
(iii)
Transactions with Ardagh

Any unsettled intercompany balances between the Group and Ardagh are presented as related party receivables or payables in the unaudited interim financial statements of financial position.
Borrowings
Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Group’s consolidated income statement over the period of the borrowings using the effective interest rate method.
Borrowings are classified as current liabilities, unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.
Finance income and expense
Finance income comprises interest income on funds invested, gains on disposal of financial assets, ineffective portions of derivative instruments designated as hedging instruments and gains on derivative instruments that are not designated as hedging instruments and are recognized in profit or loss.
Finance expense comprises interest expense on borrowings (including amortization of deferred debt issuance costs), interest cost on leases, certain net foreign currency translation related to financing, net interest cost on net pension plan liabilities, losses on extinguishment of borrowings, ineffective portions of derivative instruments designated as hedging instruments, losses on derivative instruments that are not designated as hedging instruments and are recognized in profit or loss, and other finance expense.
The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of manufacturing plants that require a substantial period of time to build that would have been avoided if the expenditure on the qualifying asset had not been made.
Costs related to the issuance of new debt are deferred and amortized within finance expense over the expected terms of the related debt agreements by using the effective interest rate method.
Income tax
Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the consolidated income statement except to the extent that it relates to items recognized in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.
Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are generally not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
Income tax in interim periods is accrued using the effective tax rate expected to be applied to annual earnings.
Segment reporting
The Board has been identified as the Chief Operating Decision Maker (“CODM”) for the Group.
Operating segments are identified on the basis of the internal reporting regularly provided to the Board in order to allocate resources to the segment and assess its performance.
Recent changes in accounting pronouncements
The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2021 have been assessed by the Directors and none have had a material impact for the Group. The Directors’ assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated interim financial statements is on-going.
4.   Segment analysis
The Group’s two operating and reportable segments, Europe and Americas, reflect the basis on which the Group’s performance is reviewed by management and presented to the CODM. The CODM has been identified as being the board of directors of AGSA for the periods prior and the Board for the periods after the AMP Transfer, respectively.
Performance of the Group is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortization and exceptional operating items. Other items are not allocated to segments, as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue is not material.

Reconciliation of (loss)/profit for the period to Adjusted EBITDA
	Three months ended September 30,		Nine months ended September 30,
	2021 $’m	2020 $’m	2021 $’m	2020 $’m
(Loss)/profit for the period	(178)	52	(226)	47
Income tax charge	14	14	24	32
Net finance expense/(income)	18	(1)	189	83
Depreciation and amortization	84	80	254	233
Exceptional operating items	238	6	256	10
Adjusted EBITDA	176	151	497	405
Segment results for the three months ended September 30, 2021 and 2020 are:
	Revenue		Adjusted EBITDA
	2021 $’m	2020 $’m	2021 $’m	2020 $’m
Europe	483	421	76	73
Americas	555	478	100	78
Group	1,038	899	176	151
Segment results for the nine months ended September 30, 2021 and 2020 are:
	Revenue		Adjusted EBITDA
	2021 $’m	2020 $’m	2021 $’m	2020 $’m
Europe	1,383	1,201	227	197
Americas	1,585	1,357	270	208
Group	2,968	2,558	497	405
One customer accounted for greater than 10% of total revenue in the nine months ended September 30, 2021 (2020: two).
The following illustrates the disaggregation of revenue by destination for the three months ended September 30, 2021:
	Europe $’m	North America $’m	Rest of the world $’m	Total $’m
Europe	479	2	2	483
Americas	1	447	107	555
Group	480	449	109	1,038
The following illustrates the disaggregation of revenue by destination for the three months ended September 30, 2020:
	Europe $’m	North America $’m	Rest of the world $’m	Total $’m
Europe	419	1	1	421
Americas	1	388	89	478
Group	420	389	90	899
The following illustrates the disaggregation of revenue by destination for the nine months ended September 30, 2021:

	Europe $’m	North America $’m	Rest of the world $’m	Total $’m
Europe	1,373	4	6	1,383
Americas	1	1,279	305	1,585
Group	1,374	1,283	311	2,968
The following illustrates the disaggregation of revenue by destination for the nine months ended September 30, 2020:
	Europe $’m	North America $’m	Rest of the world $’m	Total $’m
Europe	1,192	2	7	1,201
Americas	2	1,121	234	1,357
Group	1,194	1,123	241	2,558
The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:
	Three months ended September 30,		Nine months ended September 30,
	2021 $’m	2020 $’m	2021 $’m	2020 $’m
Over time	811	672	2,298	1,941
Point in time	227	227	670	617
Group	1,038	899	2,968	2,558
5.   Exceptional items
	Three months ended September 30,		Nine months ended September 30,
	2021 $’m	2020 $’m	2021 $’m	2020 $’m
Start-up related costs	8	2	16	4
Exceptional items – cost of sales	8	2	16	4
Transaction-related and other costs	230	4	240	6
Exceptional items – SGA expenses	230	4	240	6
Exceptional finance (income)/expense	(9)	—	42	—
Exceptional items – finance (income)/expense	(9)	—	42	—
Exceptional income tax credit	(2)	(1)	(11)	(5)
Total exceptional items, net of tax	227	5	287	5
Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.
2021
Exceptional items of $287 million have been recognized in the nine months ended September 30, 2021, primarily comprising:
•
$16 million start-up related costs in the Americas ($11 million) and Europe ($5 million), relating to the Group’s investment programs.

•
$240 million transaction-related and other costs, primarily comprised of an expense of $205 million relating to the service for the listing of the shares in AMP upon the completion of the Business

Combination on August 4, 2021, as further detailed in note 15, and $35 million primarily related to professional advisory fees in relation to the transaction and other costs related to transformation initiatives.
•
$42 million exceptional finance expense comprised of a charge of $52 million from Ardagh for redemption premiums and issuance costs on related party borrowings in conjunction with the AMP Transfer and $5 million interest payable on the AMP Notes Issuance in March 2021 related to the period prior to completion of the AMP Transfer on April 1, 2021, partly offset by a foreign currency translation gain of $14 million on the AMP Promissory Note and a net $1 million gain on movements in the fair market values and foreign currency on the Earnout Shares and Public and Private Warrants (see note 12).

•
$11 million from tax credits relating to the above exceptional items.

2020
Exceptional items of $5 million have been recognized in the nine months ended September 30, 2020 primarily comprising:
•
$4 million start-up related costs in the Americas.

•
$6 million transaction-related and other costs, primarily related to transformation initiatives and restructuring.

•
$5 million from tax credits.

6.   Net finance expense
	Three months ended September 30,		Nine months ended September 30,
	2021 $’m	2020 $’m	2021 $’m	2020 $’m
Senior Secured and Senior Notes	24	—	48	—
Interest on related party borrowings	—	38	43	115
Net pension interest costs	1	—	3	2
Foreign currency translation (gains)/losses	—	(47)	45	(45)
Losses on derivative financial instruments	—	4	—	3
Other net finance expense	2	4	8	8
Net finance expense/(income) before exceptional items	27	(1)	147	83
Exceptional finance (income)/expense (Note 5)	(9)	—	42	—
Net finance expense/(income)	18	(1)	189	83
7.   Earnings per share
As of August 4, 2021, the date of the completion of the business combination with Gores Holdings V, 493,763,520 shares of the Company, with a par value €0.01 per share, were issued to AGSA. This number of shares issued is utilized for the calculation of basic earnings per share (“EPS”) for the three and nine months ended September 30, 2020, and is further utilized for the period prior to August 4, 2021, as included in the calculation of the weighted average number of common shares for the three and nine months ended September 30, 2021.
As of August 4, 2021, upon completion of the business combination, a total number of 603,283,097 shares (493,763,520 issues to AGSA and 109,519,577 to remaining shareholders), with a par value of €0.01 per share, were issued to the Company´s shareholders.
Basic earnings per share is calculated by dividing the profit/(loss) for the period attributable to equity holders by the weighted average number of shares outstanding during the period.

The following table reflects the income statement profit/(loss) and share data used in the basic EPS calculations:
	Three months ended September 30,		Nine months ended September 30,
	2021 $’m	2020 $’m	2021 $’m	2020 $’m
(Loss)/profit attributable to equity holders	(178)	52	(226)	47
Weighted average number of common shares for EPS (millions)	562.8	493.8	517.0	493.8
(Loss)/earnings per share	$(0.32)	$0.11	$(0.44)	$0.10
Diluted earnings per share is consistent with basic earnings per share, as there are no dilutive potential shares during the periods presented above.
Please refer to note 9 for details of any transactions involving common shares for the nine months ended September 30, 2021.
8.   Intangible assets and property, plant and equipment
	Intangible assets $’m	Property, plant and equipment $’m
Net book value at January 1, 2021	1,884	1,232
Additions	5	564
Disposals	—	(4)
Charge for the period	(115)	(139)
Foreign exchange	(63)	(33)
Net book value at September 30, 2021	1,711	1,620
At September 30, 2021, the carrying amount of goodwill included within intangible assets was $1,020 million (December 31, 2020: $1,055 million).
At September 30, 2021, the carrying amount of the right-of-use assets included within property, plant and equipment was $180 million (December 31, 2020: $127 million).
The Group recognized a depreciation charge of $139 million in the nine months ended September 30, 2021 (2020: $122 million), of which $31 million (2020: $23 million) relates to right-of-use assets.
Impairment test for goodwill
Goodwill is not subject to amortization and is tested annually for impairment following the approval of the annual budget (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment.
Management has considered whether any impairment existed at the reporting date, and has considered the carrying amount of the respective goodwill and concluded that it is fully recoverable as at September 30, 2021.

9.   Issued capital and share premium
Share capital and share premium
Issued and fully paid shares:
	Total shares (par value €0.01) (million)	Total share capital $’m	Total share premium $’m
At December 31, 2020	—	—	—
Share issuance	603	7	5,991
At September 30, 2021	603	7	5,991
On completion of the AMP Transfer on April 1, 2021, AMPSA issued 484,956,250 shares to AGSA with a nominal value of €0.01 per share, totaling $4,988 million. During the three months ended September 30, 2021, an additional 118,326,847 shares were issued to PIPE investors, SPAC shareholders and sponsors for a total cash considerations of $695 million and $259 million, respectively, and $88 million to AGSA for the non-cash settlement of the AMP Promissory Note as described in note 10, totaling $1,042 million, offset by $32 million of directly attributable transaction costs related to the issuance of equity reflected in share premium, of which $20 million has been paid as of September 30, 2021.
10.   Financial assets and liabilities
At September 30, 2021 the Group’s net debt and available liquidity was as set out below:
Facility	Currency	Maximum amount drawable	Final maturity date	Facility type	Amount drawn		Available liquidity
		Local currency m			Local currency m	$’m	$’m
2.000% Senior Secured Notes	EUR	450	01-Sep-28	Bullet	450	521	—
3.250% Senior Secured Notes	USD	600	01-Sep-28	Bullet	600	600	—
3.000% Senior Notes	EUR	500	01-Sep-29	Bullet	500	579	—
4.000% Senior Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Global Asset Based Loan Facility	USD	325	06-Aug-26	Revolving	—	—	325
Lease obligations	Various	—	—	Amortizing	—	185	—
Other borrowings	Various	—	Rolling	Amortizing	—	11	—
Total borrowings						2,946	325
Deferred debt issue costs						(41)	—
Net borrowings						2,905	325
Cash and cash equivalents						(496)	496
Net debt / available liquidity						2,409	821
At December 31, 2020 the Group’s net debt and available liquidity was as follows:
Facility	Amount drawn	Available liquidity
	$’m	$’m
Related party borrowings	2,690
Lease obligations	136
Other borrowings	9
Net borrowings	2,835	—
Cash and cash equivalents	(257)	257
Net debt / available liquidity	2,578	257

The fair value of the Group’s total borrowings, excluding lease obligations at September 30, 2021 is $2,776 million (December 31, 2020: $2,763 million).
A number of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in areas such as incurrence of additional indebtedness (primarily maximum secured borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens.
The maturity profile of the Group’s net borrowings is as follows:
	At September 30, 2021 $’m	At December 31, 2020 $’m
Within one year or on demand	54	42
Between one and three years	53	46
Between three and five years	37	2,055
Greater than five years	2,802	692
Total borrowings	2,946	2,835
Deferred debt issue costs	(41)	—
Net borrowings	2,905	2,835
AMP Promissory Note
At 30 June, 2021, the Group had an outstanding obligation of $1,085 million under the AMP promissory note. This obligation was settled, with $997 million of a cash settlement paid to AGSA and the remaining $88 million settled following the issuance of additional AMP shares to AGSA on 4 August, 2021.
Earnout Shares and Warrants
Please refer to note 12 for further details about the recognition and measurement of the Earnout Shares as well as the Public and Private Warrants.
Financing activity
2021
On March 12, 2021, the Group, in connection with the transaction related to the combination of Ardagh Metal Packaging with Gores Holdings V, issued €450 million 2.000% Senior Secured Notes due 2028, $600 million 3.250% Senior Secured Notes due 2028, €500 million 3.000% Senior Notes due 2029 and $1,050 million 4.000% Senior Notes due 2029. Details related to the transaction and use of proceeds from this issuance are outlined in note 1.
On March 24, 2021 and March 30, 2021, historical related party debt of $113 million was settled, being reflected as a non-cash capital contribution within other reserves.
On April 1, 2021, upon the consummation of the AMP Transfer, historical related party debt of $2,555 million was settled of which $1,741 million was paid to AGSA with the remainder of $814 million being reflected as a non-cash capital contribution within other reserves.
On August 6, 2021, AMPSA and certain of its subsidiaries entered into a Global Asset Based Loan Facility in the amount of $300 million. The amount increased to $325 million on September 29, 2021.
Lease obligations at September 30, 2021 of $185 million (December 31, 2020: $136 million), primarily reflects $89 million of new lease liabilities, partly offset by $40 million of principal repayments and foreign currency movements in the nine months ended September 30, 2021.
Fair value methodology
There has been no change to the fair value hierarchies for determining and disclosing the fair value of financial instruments.

Fair values are calculated as follows:
(i)
Senior secured and senior notes — the fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.

(ii)
Other borrowings — the estimated value of fixed interest-bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity and represents Level 2 inputs.

(iii)
Commodity and foreign exchange derivatives — the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.

(iv)
Earnout Shares, Private and Public Warrants — the fair values of the Earnout Shares and Private Warrants are based on valuation techniques using an unobservable volatility assumption which represents Level 3 inputs, whereas the fair value of the Public Warrants is based on an observable market price and represents a Level 1 input.

Derivative financial instruments — foreign currency swaps
The Group operates in a number of currencies and, accordingly, hedges a portion of its currency transaction risk. A cash gain of $8 million and $7 million on hedging was recognized in the three and nine months ended September 30, 2021, respectively and has been reflected within interest received/paid in the consolidated interim statement of cash flows.
11.   Employee benefit obligations
Employee benefit obligations at September 30, 2021 have been reviewed in respect of the latest discount rates and asset valuations. A re-measurement loss of $4 million and gain of $12 million (2020: loss of $15 million and $20 million) has been recognized in the unaudited consolidated interim statement of comprehensive income for the three and nine months ended September 30, 2021, respectively.
The re-measurement loss of $4 million (2020: loss of $15 million) recognized for the three months ended September 30, 2021 consisted of a decrease in asset valuations of $5 million (2020: decrease: $11 million), partly offset by a decrease in the obligations of $1 million (2020: increase: $4 million).
The re-measurement gain of $12 million (2020: loss of $20 million) recognized for the nine months ended September 30, 2021 consisted of a decrease in the obligations of $39 million (2020 increase: $25 million), partly offset by a decrease in asset valuations of $27 million (2020 increase: $5 million).
12.   Other liabilities and provisions
As described in note 1 and resulting from the AMP Transfer, AGSA has a contingent right to receive up to 60.73 million Earnout Shares. The Earnout Shares are issuable by AMPSA to AGSA subject to attainment of certain stock price hurdles over a five-year period from the 180th day following the closing of the Merger. In accordance with IAS 32 (Financial Instruments — Presentation), the arrangement has been assessed to determine whether the Earnout Shares represent a liability or an equity instrument. As the arrangement may result in AMPSA issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the unaudited consolidated interim financial statements. A valuation assessment was performed for the purpose of determining the financial liability using a Monte Carlo simulation using key assumptions for: volatility (26%); risk-free rate; and beginning AMPSA share price. The estimated valuation of the liability as of April 1 and September 30, 2021 were $284 million and $282 million, respectively. An increase or decrease in volatility of 5% would result in an increase or decrease in the liability as of April 1 and September 30, 2021 of approximately $55 million. The initial recognition of the liability as of April 1, 2021, was reflected with a corresponding charge in other reserves. Any subsequent changes in the valuation have been reflected in net exceptional finance expense.
As further outlined in note 1 all warrants previously exercisable for the purchase of shares in Gores Holdings V were converted into AMPSA warrants exercisable for the purchase of shares in AMPSA. In accordance with IAS 32, those warrants have been recognized as a financial liability measured at fair value in the unaudited consolidated interim financial statements. The estimated valuation of the liability as of August 4 and September 30, 2021 were $41 million and $37 million, respectively. The initial recognition of the liability as of August 4, was reflected as part of the exceptional $205 million costs of the service for the listing of the AMPSA shares discussed in note 15. Any subsequent changes in the valuation have been reflected in net exceptional finance expense. The warrants issued to former public shareholders of Gores Holdings V (“Public Warrants”) were valued using the traded closing price of the AMPSA warrants. For the warrants issued to the former sponsors (“Private Warrants”) a valuation was performed for the purpose of determining the financial liability. The valuation applied a Black Scholes model, using key assumptions for volatility (30%), risk-free rate and AMPSA share price. Any increase or decrease in volatility of 5% would result in an increase or decrease in the fair value of the Private Warrants of approximately $1 million.
13.   Cash used in operating activities
	Three months ended September 30,		Nine months ended September 30,
	2021 $’m	2020 $’m	2021 $’m	2020 $’m
(Loss)/profit for the period	(178)	52	(226)	47
Income tax charge	14	14	24	32
Net finance expense/(income)	18	(1)	189	83
Depreciation and amortization	84	80	254	233
Exceptional operating items	238	6	256	10
Movement in working capital	(23)	102	(193)	(62)
Transaction-related, start-up and other exceptional costs paid	(15)	(3)	(29)	(12)
Exceptional restructuring paid	—	(2)	—	(3)
Cash generated from operations	138	248	275	328
14.   Related party transactions
i.
Pension scheme — the pension schemes are related parties. For details for all transactions during the year, see note 11.

ii.
Cyber Security Incident Indemnity with AGSA — see note 18.

iii.
Services Agreement between AMPSA and AGSA — see note 1. A net charge of $8 million has been included in SGA expenses for the three months ended September 30, 2021 (nine months: $24 million).

iv.
AMP Promissory Note — see notes 1 and 10.

v.
Settlement of related party loans in the three and nine months ended September 30, 2021 — see note 10.

vi.
Earnout Shares and Warrants — see notes 1 and 12.

vii.
Other related party transactions — the table below reflects the following related party transactions recorded through invested capital in the three months ended March 31, 2021 and the nine months ended September 30, 2020:

	Three months ended March 31,	Nine months ended September 30,
	$’m	$’m
	2021 $’m	2020 $’m
Net cash received from Ardagh	206	96

	Three months ended March 31,	Nine months ended September 30,
	$’m	$’m
	2021 $’m	2020 $’m
Tax offset in invested capital	(34)	1
Other changes in intercompany balances	4	4
	176	101

15.   Other reserves
	Foreign currency translation reserve $’m	Cash flow hedge reserve $’m	Cost of hedging reserve $’m	Other reserves $’m	Total other reserves $’m
At January 1, 2020	10	(14)	—	—	(4)
Total other comprehensive expense for the period	(21)	(7)	—	—	(28)
Hedging losses transferred to cost of inventory	—	22	—	—	22
At September 30, 2020	(11)	1	—	—	(10)
	Foreign currency translation reserve $’m	Cash flow hedge reserve $’m	Cost of hedging reserve $’m	Other reserves $’m	Total other reserves $’m
At January 1, 2021	(32)	17	—	—	(15)
Total other comprehensive income for the period pre AMP transfer	14	41	—	—	55
Hedging gains transferred to cost of inventory pre AMP transfer	—	(6)	—	—	(6)
Capital contribution	—	—	—	113	113
AMP Transfer(1)	—	—	—	(5,924)	(5,924)
Business Combination(2)	—	—	—	164	164
Total other comprehensive income for the period post AMP transfer	(13)	97	—	—	84
Hedging gains transferred to cost of inventory post AMP transfer	—	(46)	—	—	(46)
At September 30, 2021	(31)	103	—	(5,647)	(5,575)

(1)
The AMP Transfer was accounted for as a capital reorganization as, prior to such transactions, AMPSA did not meet the definition of a business under IFRS 3 (Business Combination). Under a capital reorganization, the consolidated financial statements of AMPSA reflect the net assets transferred at pre-combination predecessor book values. The impact to other reserves has been calculated as follows:

$’m
Equity issued to AGSA (see note 9):	4,988
AMP Promissory Note (see notes 1 and 10):	1,085
Cash payment (see cash flow statement):	574
Initial fair value of Earnout Shares (see note 12):	284
Total Consideration given:	6,931

$’m
Less aggregate carrying value of net assets acquired*:	(323)
Impact from predecessor accounting:	6,608
Non-cash capital contribution (see note 10):	(814)
Other reserves on AMP Transfer at date of reorganization:	130
Total impact on other reserves:	5,924

*
Included within the carrying value of the net assets acquired is $1,741 million of related party borrowings, the settlement of which, together with the $574 million payment noted above, comprise the $2,315 million of cash paid to Ardagh as described in note 1.

(2)
The Business Combination is accounted for under IFRS 2. The difference in the fair value of equity instruments issued by AMPSA, over the fair value of identifiable net assets of Gores Holdings V represents a service for listing of the shares in AMPSA and is accounted for as a share-based payment expense in accordance with IFRS 2. The cost of such service, which is a fully vested non-cash and non-recurring expense, is calculated as shown in the table below, using Gores Holdings V market prices as of August 4, 2021 (the “Closing Date”) for the Gores Holdings V Class A common stock to be exchanged for shares in AMPSA.

	Shares	$’m
Class A stockholders	30,175,827
Class F stockholders	9,843,750
Total shares to be issued to Gores Holdings V stockholders	40,019,577
Market value per share at the Closing Date	$10.59
Fair value of shares to be issued to Gores Holdings V in consideration for combination		424
Net assets of Gores Holdings V at Closing Date (including fair value of assumed Public and Private Warrants as discussed in note 12)		219
Difference – being IFRS 2 cost for listing services		205
The cost for the listing service of $205 million has been presented as an exceptional item as outlined in note 5, with an offset in other reserves of $164 million and in other liabilities and provisions of $41 million (see note 12), respectively.
16.   Contingencies
Environmental issues
AMP is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:
•
the operation of installations for manufacturing of metal packaging and surface treatment using solvents;

•
the generation, storage, handling, use and transportation of hazardous materials;

•
the emission of substances and physical agents into the environment;

•
the discharge of waste water and disposal of waste;

•
the remediation of contamination;

•
the design, characteristics, collection and recycling of its packaging products; and

•
the manufacturing, sale and servicing of machinery and equipment for the metal packaging industry.

The Group believes, based on current information, that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending.
Legal matters
The Group is involved in certain legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.
17.   Seasonality of operations
The Group’s revenue and cash flows are both subject to seasonal fluctuations, with the Group generally building inventories in anticipation of these seasonal demands resulting in working capital requirements typically being the greatest at the end of the first quarter of the year.
The demand for our metal beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as in the period leading up to holidays in December.
The Group will manage the seasonality of working capital principally by supplementing operating cash flows with drawings under our Global Asset Based Loan facility, which was entered into on August 6, 2021. Prior to the AMP transfer the Group managed this under Ardagh Group’s Global Asset Based Loan facility.
18.   Other information
Cyber Security Incident
On May 17, 2021, the Group announced that it had experienced a cyber security incident, the response to which included pro-actively shutting down certain IT systems and applications used by the business. Key systems have now been brought back online securely, in a phased manner and in line with our plan. Production at all of our manufacturing facilities continued to operate throughout this period, though we experienced some shipping delays as a result of this incident.
We believe that our existing information technology control environment is appropriately robust and consistent with industry standards. We are reviewing our information technology roadmap and accelerating planned IT investments to further improve the effectiveness of our information security. We do not believe that our growth investment program has been impacted by this incident. The Group has notified relevant authorities in relation to the exfiltration and dissemination of data which arose in connection with this incident. We do not expect material costs to arise from the incident, nonetheless if costs arose the letter of agreement with AGSA noted below would indemnify AMPSA for these costs.
In addition, AMPSA entered into a letter agreement with AGSA, dated May 21, 2021, under which AGSA agreed to indemnify, defend and hold harmless the Company and its subsidiaries and their respective successors from and against any and all losses that could be anticipated to arise prior to December 31, 2021, resulting from this cyber security incident. During the three and nine months ended September 30, 2021, the Group incurred $15 million (nine months: $31 million) of losses and incremental costs related to this incident, including $11 million ($7 million in Americas and $4 million in Europe) (nine months: $26 million, $15 million in Europe and $11 million in Americas) of losses and incremental costs within Adjusted EBITDA and $4 million (nine months: $5 million) of exceptional costs, all of which have been offset by income received and the associated indemnification receivable under the aforementioned indemnification agreement with AGSA.
19.   Events after the reporting period
Following the successful completion of the recent Exchange Offer and the de-listing of the shares of Ardagh Group S.A., David Matthews has decided to step down as CFO of Ardagh Group S.A. and as a Director of Ardagh Group S.A. and Ardagh Metal Packaging S.A. and is leaving the Group. John Sheehan, the Group’s Corporate Development & Investor Relations Director, succeeds David Matthews as CFO of Ardagh Group S.A. and was appointed as a Director of Ardagh Metal Packaging S.A. on 26 October 2021.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion should be read together with, and is qualified in its entirety by, reference to the Unaudited Consolidated Interim Financial Statements for the three and nine months ended September 30, 2021 including the related notes thereto. As used in this section, the “Group” refers to Ardagh Metal Packaging S.A. and its subsidiaries.
Some of the measures used in this report are not measurements of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit/(loss) or profit/(loss) for the period as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.
Business Drivers
The main factors affecting our results of operations for the Group are: (i) global economic trends and end-consumer demand for our products; (ii) prices of raw materials and energy used in our business, primarily aluminum, steel, and coatings, and our ability to pass through these and other cost increases to our customers, through contractual pass through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Polish zloty and Brazilian real.
On May 17, 2021, the Group announced that it had experienced a cyber security incident, the response to which included pro-actively shutting down certain IT systems and applications used by the business. Key systems have now been brought back online securely, in a phased manner and in line with our plan. Production at all of our manufacturing facilities continued to operate throughout this period, though we experienced some shipping delays as a result of this incident.
We believe that our existing information technology control environment is appropriately robust and consistent with industry standards. We are reviewing our information technology roadmap and accelerating planned IT investments to further improve the effectiveness of our information security. We do not believe that our growth investment program has been impacted by this incident. The Group has notified relevant authorities in relation to the exfiltration and dissemination of data which arose in connection with this incident. We do not expect material costs to arise from the incident, nonetheless if costs arose the letter of agreement with AGSA noted below would indemnify AMPSA for these costs.
In addition, AMPSA entered into a letter agreement with AGSA, dated May 21, 2021, under which AGSA agreed to indemnify, defend and hold harmless the Company and its subsidiaries and their respective successors from and against any and all losses that could be anticipated to arise prior to December 31, 2021, resulting from this cyber security incident. During the three and nine months ended September 30, 2021, the Group incurred $15 million (nine months: $31 million) of losses and incremental costs related to this incident, including $11 million ($7 million in Americas and $4 million in Europe) (nine months: $26 million, $15 million in Europe and $11 million in Americas) of losses and incremental costs within Adjusted EBITDA and $4 million (nine months: $5 million) of exceptional costs, all of which have been offset by income received and the associated indemnification receivable under the aforementioned indemnification agreement with AGSA.
AMP
AMP generates its revenue from supplying metal can packaging to the beverage end use category. Revenue is primarily dependent on sales volumes and sales prices.
Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal beverage packaging plants. Demand for our metal beverage cans may be influenced by trends in the consumption of beverages, industry trends in packaging, including marketing decisions, and the impact of environmental regulations and shifts in consumer sentiment towards a greater awareness of sustainability. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically, based on historical trends, peaks during the summer months, as well as in the period leading up to holidays in December. Accordingly, we generally build inventories in the first and fourth quarter in anticipation of the seasonal demands in our beverage business.
AMP’s Adjusted EBITDA is based on revenue derived from selling our metal beverage cans and is affected by a number of factors, primarily cost of sales. The elements of our cost of sales include (i) variable costs, such as electricity, raw materials (including the cost of aluminum), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant-related costs including depreciation and maintenance. In addition sales, marketing and administrative costs also impact Adjusted EBITDA. AMP’s variable costs have typically constituted approximately 75% and fixed costs approximately 25% of the total cost of sales for our business.
Results of operations
Three months ended September 30, 2021 compared with three months ended September 30, 2020:
	Unaudited
	(in $ millions)
	Three months ended September 30,
	2021	2020
Revenue	1,038	899
Cost of sales	(877)	(751)
Gross profit	161	148
Sales, general and administration expenses	(270)	(45)
Intangible amortization	(37)	(38)
Operating (loss)/profit	(146)	65
Net finance (expense)/income	(18)	1
(Loss)/profit before tax	(164)	66
Income tax charge	(14)	(14)
(Loss)/profit for the period	(178)	52
Revenue
Revenue in the three months ended September 30, 2021 increased by $139 million, or 15%, to $1,038 million, compared with $899 million in the three months ended September 30, 2020. The increase in revenue is primarily driven by favorable volume/mix effects, which includes an impact of the Group’s growth investment program, the pass through to customers of higher metal costs and favorable foreign currency translation effects of $14 million.
Cost of sales
Cost of sales in the three months ended September 30, 2021 increased by $126 million, or 17%, to $877 million, compared with $751 million in the three months ended September 30, 2020. The increase in cost of sales is principally due to increased sales as noted above, higher input costs and higher exceptional cost of sales, as well as unfavorable foreign currency translation effects. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.
Gross profit
Gross profit in the three months ended September 30, 2021 increased by $13 million, or 9%, to $161 million, compared with $148 million in the three months ended September 30, 2020. Gross profit percentage in the three months ended September 30, 2021 decreased by 100 basis points to 15.5%, compared with 16.5% in the three months ended September 30, 2020. Excluding exceptional cost of sales, gross profit percentage in the three months ended September 30, 2021 decreased by 40 basis points to 16.3%

compared with 16.7% in the three months ended September 30, 2020. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.
Sales, general and administration expenses
Sales, general and administration expenses in the three months ended September 30, 2021 increased by $225 million to $270 million, compared with $45 million in the three months ended September 30, 2020. Excluding exceptional items, sales, general and administration expenses decreased by $1 million. Exceptional sales, general and administration expenses increased by $226 million, primarily comprising an expense of $205 million relating to the service for the listing of shares in AMPSA upon the completion of the Business Combination on August 4, 2021, as well as transaction-related costs and costs relating to transformation initiatives.
Intangible amortization
Intangible amortization of $37 million in the three months ended September 30, 2021 decreased by $1 million, or 3%, compared with $38 million in the three months ended September 30, 2020, primarily due to foreign exchange effects.
Operating loss
Operating loss of $146 million in the three months ended September 30, 2021 decreased by $211 million, or 325%, compared with the three months ended September 30, 2020, primarily due to increased exceptional sales, general and administration expenses, as outlined above.
Net finance expense
Net finance expense for the three months ended September 30, 2021 increased by $19 million to $18 million compared with $1 million net finance income for the three months ended September 30, 2020. Net finance expense for the three months ended September 30, 2021 and 2020 comprised the following:
	Unaudited
	(in $ millions)
	Three months ended September 30,
	2021	2020
Interest expense	24	—
Interest on related party borrowings	—	38
Net pension interest costs	1	—
Foreign currency translation gains	—	(47)
Losses on derivative financial instruments	—	4
Other net finance expense	2	4
Net finance expense/(income) before exceptional items	27	(1)
Exceptional finance income	(9)	—
Net finance expense/(income)	18	(1)
Interest expense increased by $24 million in the three months ended September 30, 2021 compared with $nil in the three months ended September 30, 2020. The increase primarily relates to interest expense on the Senior Secured Notes and Senior Notes as a result of the AMP Notes issuance.
Interest on related party borrowings decreased by $38 million to $nil in the three months ended September 30, 2021 compared with $38 million in the three months ended September 30, 2020. The decrease relates to the settlement of the related party borrowings with Ardagh on April 1, 2021.
Foreign currency translation gains in the three months ended September 30, 2021 decreased by $47 million, to $nil, compared with $47 million of a gain in the three months ended September 30, 2020, driven by foreign exchange rate fluctuations, primarily the U.S. dollar and British pound.

Gains on derivative financial instruments were $nil in the three months ended September 30, 2021.
Exceptional finance income for the three months ended September 30, 2021 increased to $9 million compared to $nil in the three months ended September 30, 2020 due to a $7 million and $3 million fair market value movement on the Earnout Shares and warrants, respectively, partly offset by a $1 million foreign currency loss on the AMP Promissory Note.
Income tax charge
Income tax charge in both the three months ended September 30, 2021 and the three months ended September 30, 2020 was $14 million. An increase in the pre-exceptional income tax charge of $1 million in the three months ended September 30, 2021 was offset by an increase in exceptional tax credits of $1 million in the three months ended September 30, 2021.
The effective income tax rate (“ETR”) on profit before exceptional items for the three months ended September 30, 2021 was 25%, compared with a rate of 21% for the three months ended September 30, 2020. The increase in the ETR is primarily attributable to movements in non-taxable/deductible foreign currency translation gains/losses and non-deductible interest expense in certain territories.
Loss for the period
As a result of the items described above, the Group recognized a loss of $178 million for the three months ended September 30, 2021, compared with a profit of $52 million in the three months ended September 30, 2020.
Nine months ended September 30, 2021 compared with nine months ended September 30, 2020:
	Unaudited
	(in $ millions)
	Nine months ended September 30,
	2021	2020
Revenue	2,968	2,558
Cost of sales	(2,493)	(2,153)
Gross profit	475	405
Sales, general and administration expenses	(373)	(132)
Intangible amortization	(115)	(111)
Operating (loss)profit	(13)	162
Net finance expense	(189)	(83)
(Loss)/profit before tax	(202)	79
Income tax charge	(24)	(32)
(Loss)/profit for the period	(226)	47
Revenue
Revenue in the nine months ended September 30, 2021 increased by $410 million, or 16%, to $2,968 million, compared with $2,558 million in the nine months ended September 30, 2020. The increase in revenue is primarily driven by favorable volume/mix effects, which includes an impact of the Group’s growth investment program, the pass through to customers of higher metal costs and favorable currency translation effects of $85 million.
Cost of sales
Cost of sales in the nine months ended September 30, 2021 increased by $340 million, or 16%, to $2,493 million, compared with $2,153 million in the nine months ended September 30, 2020. The increase in cost of sales is principally due to unfavorable foreign currency translation effects, increased sales as noted

above, higher input costs and higher exceptional cost of sales. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.
Gross profit
Gross profit in the nine months ended September 30, 2021 increased by $70 million, or 17%, to $475 million, compared with $405 million in the nine months ended September 30, 2020. Gross profit percentage in the nine months ended September 30, 2021 increased by 20 basis points to 16.0%, compared with 15.8% in the nine months ended September 30, 2020. Excluding exceptional cost of sales, gross profit percentage in the nine months ended September 30, 2021 increased by 50 basis points to 16.5%, compared with 16.0% in the nine months ended September 30, 2020. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.
Sales, general and administration expenses
Sales, general and administration expenses in the nine months ended September 30, 2021 increased by $241 million to $373 million, compared with $132 million in the nine months ended September 30, 2020. Excluding exceptional items, sales, general and administration expenses increased by $7 million. Exceptional sales, general and administration expenses increased by $234 million, primarily comprising an expense of $205 million relating to the service for the listing of shares in AMPSA upon the completion of the Business Combination on August 4, 2021, as well as transaction-related costs and costs relating to transformation activities.
Intangible amortization
Intangible amortization of $115 million in the nine months ended September 30, 2021 increased by $4 million, or 4%, compared with $111 million in the nine months ended September 30, 2020, primarily driven by foreign exchange effects.
Operating loss
Operating loss of $13 million in the nine months ended September 30, 2021 decreased by $175 million compared with the nine months ended September 30, 2020, primarily due to increased exceptional sales, general and administration expenses, as outlined above.
Net finance expense
Net finance expense for the nine months ended September 30, 2021 increased by $106 million, or 128%, to $189 million compared with $83 million for the nine months ended September 30, 2020. Net finance expense for the nine months ended September 30, 2021 and 2020 comprised the following:
	Unaudited
	(in $ millions)
	Nine months ended September 30,
	2021	2020
Interest expense	48	—
Interest on related party borrowings	43	115
Net pension interest costs	3	2
Foreign currency translation losses/(gains)	45	(45)
Losses on derivative financial instruments	—	3
Other net finance expense	8	8
Finance expense before exceptional items	147	83
Exceptional finance expense	42	—
Net finance expense	189	83

Interest expense increased by $48 million in the nine months ended September 30, 2021 compared with $nil in the nine months ended September 30, 2020. The increase primarily relates to interest expense on the Senior Secured Notes and Senior Notes as a result of the AMP Notes issuance.
Interest on related party borrowings decreased by $72 million to $43 million in the nine months ended September 30, 2021 compared with $115 million in the nine months ended September 30, 2020. The decrease primarily relates to the settlement of the related party borrowings with Ardagh on April 1, 2021.
Foreign currency translation losses in the nine months ended September 30, 2021 increased by $90 million to $45 million, compared with gains of $45 million in the nine months ended September 30, 2020 due to foreign exchange rate fluctuations, primarily the U.S. dollar and British pound.
Gains on derivative financial instruments were $nil in the nine months ended September 30, 2021.
Exceptional finance expense in the nine months ended September 30, 2021 of $42 million comprised of a charge of $52 million from Ardagh for redemption premiums and issuance costs on related party borrowings in conjunction with the AMP Transfer and $5 million interest payable on the AMP Notes Issuance in March 2021 related to the period prior to completion of the AMP Transfer on April 1, 2021, partly offset by a foreign currency translation gain of $14 million on the AMP Promissory Note and a net $1 million gain on movements in the fair market values and foreign currency on the Earnout Shares and Public and Private Warrants (see note 12).
Income tax charge
Income tax charge in the nine months ended September 30, 2021 was $24 million, a decrease of $8 million from an income tax charge of $32 million in the nine months ended September 30, 2020
The decrease of $8m in the income tax charge is primarily due to an increase in exceptional tax credits of $6 million arising primarily from tax credits claimed in respect of exceptional finance expenses in the nine months ended September 30, 2021, in addition to a decrease in the pre-exceptional income tax charge of $2 million in the nine months ended September 30, 2020.
The ETR on profit before exceptional items for the nine months ended September 30, 2021 was 36%, compared with a rate of 42% for the nine months ended September 30, 2020. The decrease in the effective income tax rate is primarily attributable to movements in non-deductible interest expense in certain territories and non-taxable/deductible foreign currency translation gains/losses.
Loss for the period
As a result of the items described above, the Group recognized a loss of $226 million for the nine months ended September 30, 2021, compared with a profit of $47 million in the nine months ended September 30, 2020.
Supplemental Management’s Discussion and Analysis
Key operating measures
Adjusted EBITDA consists of profit/(loss) for the year before income tax charge/(credit), net finance expense, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.
For a reconciliation of the profit/(loss) for the period to Adjusted EBITDA see note 4 — Segment analysis of the unaudited consolidated interim financial statements.

Adjusted EBITDA in the three months ended September 30, 2021 increased by $25 million, or 17%, to $176 million, compared with $151 million in the three months ended September 30, 2020, principally reflecting favorable volume/mix effects, which includes an impact of the Group’s growth investment program. Included within Adjusted EBITDA in the three months ended September 30, 2021, are losses and incremental costs relating to the cyber security incident of $11 million ($7 million in Americas and $4 million in Europe), which are fully compensated by AGSA under the indemnity agreement in place.
Adjusted EBITDA in the nine months ended September 30, 2021 increased by $92 million, or 23%, to $497 million, compared with $405 million in the nine months ended September 30, 2020, principally reflecting favorable volume/mix effects, which includes an impact of the Group’s growth investment program. Included within Adjusted EBITDA in the nine months ended September 30, 2021, are losses and incremental costs relating to the cyber security incident of $26 million ($15 million in Europe and $11 million in Americas), which are fully compensated by AGSA under the indemnity agreement in place.
Exceptional items
The following table provides detail on exceptional items included in cost of sales and sales, general and administration expenses, and finance expenses:
	Three months ended September 30,		Nine months ended September 30,
	2021 $’m	2020 $’m	2021 $’m	2020 $’m
Start-up related costs	8	2	16	4
Exceptional items – cost of sales	8	2	16	4
Transaction-related and other costs	230	4	240	6
Exceptional items – SGA expenses	230	4	240	6
Exceptional finance (income)/expense	(9)	—	42	—
Exceptional items – finance (income)/expense	(9)	—	42	—
Exceptional income tax credit	(2)	(1)	(11)	(5)
Total exceptional items, net of tax	227	5	287	5
Exceptional items of $287 million have been recognized in the nine months ended September 30, 2021, primarily comprising:
•
$16 million start-up related costs in the Americas ($11 million) and Europe ($5 million), relating to the Group’s investment programs.

•
$240 million transaction-related and other costs, primarily comprised of an expense of $205 million relating to the service for the listing of the shares in AMP upon the completion of the Business Combination on August 4, 2021, as further detailed in note 15, and $35 million primarily related to professional advisory fees in relation to the transaction and other costs related to transformation initiatives.

•
$42 million exceptional finance expense comprised of a charge of $52 million from Ardagh for redemption premiums and issuance costs on related party borrowings in conjunction with the AMP Transfer and $5 million interest payable on the AMP Notes Issuance in March 2021 related to the period prior to completion of the AMP Transfer on April 1, 2021, partly offset by a foreign currency translation gain of $14 million on the AMP Promissory Note and a net $1 million gain on movements in the fair market values and foreign currency on the Earnout Shares and Public and Private Warrants (see note 12).

•
$11 million from tax credits relating to the above exceptional items.

Exceptional items of $5 million have been recognized in the nine months ended September 30, 2020 primarily comprising:
•
$4 million start-up related costs in the Americas.

•
$6 million transaction-related and other costs primarily related to transformation initiatives.

•
$5 million from tax credits.

Segment Information
Three months ended September 30, 2021 compared with three months ended September 30, 2020
Segment results for the three months ended September 30, 2021 and 2020 are:
	(in $ millions)
	Revenue		Adjusted EBITDA
	2021	2020	2021	2020
Europe	483	421	76	73
Americas	555	478	100	78
Group	1,038	899	176	151
Revenue
Europe.   Revenue increased by $62 million, or 15%, to $483 million in the three months ended September 30, 2021, compared with $421 million in the three months ended September 30, 2020. Excluding favorable foreign currency translation effects of $14 million, revenue increased by $48 million, mainly due to favorable volume/mix effects and the pass through of higher metal costs.
Americas.   Revenue increased by $77 million, or 16%, to $555 million in the three months ended September 30, 2021, compared with $478 million in the three months ended September 30, 2020. The increase in revenue principally reflected the pass through of higher metal costs and favorable volume/mix effects.
Adjusted EBITDA
Europe.   Adjusted EBITDA increased by $3 million, or 4%, to $76 million in the three months ended September 30, 2021, compared with $73 million in the three months ended September 30, 2020. Excluding favorable foreign currency translation effects of $2 million, Adjusted EBITDA increased by $1 million, principally reflecting favourable volume/mix effects, including a positive impact from the Group’s growth investment program, partly offset by increased costs.
Americas.   Adjusted EBITDA increased by $22 million, or 28%, to $100 million in the three months ended September 30, 2021, compared with $78 million in the three months ended September 30, 2020. The increase was mainly driven by favorable volume/mix effects, which includes an impact of the Group’s growth investment program.
Nine months ended September 30, 2021 compared with nine months ended September 30, 2020
Segment results for the nine months ended September 30, 2021 and 2020 are:
	(in $ millions)
	Revenue		Adjusted EBITDA
	2021	2020	2021	2020
Europe	1,383	1,201	227	197
Americas	1,585	1,357	270	208
Group	2,968	2,558	497	405
Revenue
Europe.   Revenue increased by $182 million, or 15%, to $1,383 million in the nine months ended September 30, 2021, compared with $1,201 million in the nine months ended September 30, 2020. Excluding favorable foreign currency translation effects of $85 million, revenue increased by $97 million, principally reflecting higher selling prices to recover increased input costs and favorable volume/mix effects of 3%, which includes an impact of the Group’s growth investment program.
Americas.   Revenue increased by $228 million, or 17%, to $1,585 million in the nine months ended September 30, 2021, compared with $1,357 million in the nine months ended September 30, 2020. The increase in revenue principally reflected the pass through of higher metal costs and volume/mix growth of 7%, which includes an impact of the Group’s growth investment program.
Adjusted EBITDA
Europe.   Adjusted EBITDA increased by $30 million, or 15%, to $227 million in the nine months ended September 30, 2021, compared with $197 million in the nine months ended September 30, 2020. Excluding favorable foreign currency translation effects of $14 million, Adjusted EBITDA increased by $16 million, principally due to positive volume/mix effects, including a favourable impact from the Group’s growth investment program, as well as cost efficiency initiatives.
Americas.   Adjusted EBITDA increased by $62 million, or 30%, to $270 million in the nine months ended September 30, 2021, compared with $208 million in the nine-month period ended September 30, 2020. The increase was mainly driven by favorable volume/mix effects, which includes an impact of the Group’s growth investment program, and lower operating costs.
Liquidity and Capital Resources
Cash requirements related to operations
Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities.
The following table outlines our principal financing arrangements as at September 30, 2021:
Facility	Currency	Maximum amount drawable	Final maturity date	Facility type	Amount drawn		Available liquidity
		Local currency m			Local currency m	$’m	$’m
2.000% Senior Secured Notes	EUR	450	01-Sep-28	Bullet	450	521	—
3.250% Senior Secured Notes	USD	600	01-Sep-28	Bullet	600	600	—
3.000% Senior Notes	EUR	500	01-Sep-29	Bullet	500	579	—
4.000% Senior Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Global Asset Based Loan Facility	USD	325	06-Aug-26	Revolving	—	—	325
Lease obligations	Various	—	—	Amortizing	—	185	—
Other borrowings	Various	—	Rolling	Amortizing	—	11	—
Total borrowings						2,946	325
Deferred debt issue costs						(41)	—
Net borrowings						2,905	325
Cash and cash equivalents						(496)	496
Net debt / available liquidity						2,409	821

The following table outlines the minimum repayments the Group is obliged to make in the twelve months ending September 30, 2022.
Facility	Currency	Maximum Amount Drawable Local Currency	Final Maturity Date	Facility Type	Minimum net repayment for the twelve months ending September 30, 2022
		(in millions)			(in $ millions)
Lease obligations	Various	—	—	Amortizing	43
Other borrowings	Various	—	Rolling	Amortizing	11
Minimum net repayment					54
The Group generates substantial cash flow from its operations and had $496 million in cash and cash equivalents as of September 30, 2021.
We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our purchases of property, plant and equipment, interest payments on our notes and other credit facilities, and dividend payments for at least the next twelve months. In addition, we believe that we will be able to fund certain additional investments, which we may choose to pursue, from our current cash balances, credit facilities, cash flow from operating activities, and where necessary, incremental debt.
Cash flows
The following table sets forth a summary of our cash flow for the nine months ended September 30, 2021 and 2020:
	Unaudited
	(in $ millions)
	Nine months ended September 30,
	2021	2020
Operating (loss)/profit	(13)	162
Depreciation and amortization	254	233
Exceptional operating items	256	10
Movement in working capital(1)	(193)	(62)
Transaction-related, start-up and other exceptional costs paid	(29)	(12)
Exceptional restructuring paid	—	(3)
Cash generated from operations	275	328
Interest paid	(42)	(121)
Income tax paid	(35)	(13)
Cash flows from operating activities	198	194
Capital expenditure(2)	(428)	(177)
Other investing cash flows	1	2
Net cash used in investing activities	(427)	(175)
Proceeds from borrowings	2,773	63
Repayment of borrowings	(5)	(61)
Repayment of related party borrowings to Ardagh	(2,737)	—
Proceeds from share issuance, net of costs	934	—
Payment as part of capital reorganization	(574)	—

	Unaudited
	(in $ millions)
	Nine months ended September 30,
	2021	2020
Proceeds from related party borrowings from Ardagh	15	—
Cash received from Ardagh	206	96
Redemption premium and issuance costs paid	(52)	—
Deferred debt issue costs paid	(33)	—
Lease payments	(34)	(26)
Net cash inflow from financing activities	493	72
Net increase in cash and cash equivalents	264	91
Cash and cash equivalents at beginning of period	257	284
Foreign exchange losses on cash and cash equivalents	(25)	(3)
Cash and cash equivalents at end of period	496	372

(1)
Working capital comprises inventories, trade and other receivables, contract assets, trade and other payables, contract liabilities and current provisions.

(2)
Capital expenditure is the sum of purchase of property, plant, and equipment, and software and other intangibles, net of proceeds from disposal of property, plant and equipment. Capital expenditure for the nine months ended September 30, 2021 includes $365 million related to the Group’s growth investment program.

Cash flows from operating activities
Cash flows generated in operating activities for the nine months ended September 30, 2021, of $198 million represents an increase of $4 million, compared with a $194 million net cash generated in operating activities in the same period in 2020. The increase was due to higher Adjusted EBITDA as outlined in the “Supplemental Management’s Discussion and Analysis — Key operating measures” section, an increase in depreciation and amortization of $21 million, an increase in exceptional operating items of $246 million, an increase in working capital outflows of $131 million, an increase in transaction-related, start-up and other exceptional costs paid of $17 million, a decrease in exceptional restructuring costs paid of $3 million, lower interest payments of $79 million and higher tax payments of $22 million.
Cash flows used in investing activities
Cash flows used in investing activities increased by $252 million to $427 million in the nine months ended September 30, 2021, compared with $175 million in the same period in 2020 mainly driven by increased capital expenditure on the Group’s growth investment program and the timing of projects.
Net inflow from financing activities
Net cash from financing activities represents an inflow of $493 million in the nine months ended September 30, 2021 compared with a $72 million inflow in the same period in 2020.
Proceeds from borrowings of $2,773 million reflects the AMP Notes Issuance during the nine months ended September 30, 2021, as described in note 10 — Financial assets and liabilities of the unaudited consolidated interim financial statements.
Repayment of related party borrowings to Ardagh of $2,737 million principally reflects the settlement of related party borrowings of $1,741 million upon the AMP transfer and use of $997 million as part of the settlement of the AMP Promissory Note during the nine months ended September 30, 2021.

Proceeds from share issuance, net of costs of $934 million reflects the share issuance to PIPE investors, SPAC shareholders and SPAC sponsors, net of issuance costs during the nine months ended September 30, 2021.
Lease payments of $34 million in the nine months ended September 30, 2021, increased by $8 million compared to $26 million in the nine months ended September 30, 2020, reflecting increased principal repayments on the Group’s lease obligations.
Working capital
For the nine months ended September 30, 2021, the working capital outflow during the period increased by $131 million to $193 million, from an outflow of $62 million for the nine months ended September 30, 2020. The increase is mainly due to increases in trade and other receivables and inventory, compared with the same period in 2020, partly offset by increased trade payables.
Transaction-related, start-up and other exceptional costs paid
Transaction-related, start-up and other exceptional costs paid in the nine months ended September 30, 2021 increased by $17 million to $29 million, compared with $12 million in the nine months ended September 30, 2020. In the nine months ended September 30, 2021 amounts paid of $29 million principally comprised of costs related to transformation initiatives and transaction-related and other professional advisory fees. In the nine months ended September 30, 2020 amounts paid of $12 million primarily comprised of professional advisory fees, and other costs related to transformation initiatives.
Income tax paid
Income tax paid during the nine months ended September 30, 2021 was $35 million, which represents an increase of $22 million, compared with $13 million in the nine months period ended September 30, 2020. The increase is primarily attributable to the timing of tax payments and refunds received in certain jurisdictions.
Capital expenditure
	(in $ millions)
	Nine months ended September 30,
	2021	2020
Europe	104	65
Americas	324	112
Net capital expenditure	428	177
Capital expenditure for the nine months ended September 30, 2021 increased by $251 million to $428 million, compared with $177 million for the nine months ended September 30, 2020. The increase was primarily attributable to the Group’s growth investment program and also due to the timing of projects. Capital expenditure for the nine months ended September 30, 2021 includes $365 million related to the growth investment program.
In Europe, capital expenditure in the nine months ended September 30, 2021 was $104 million compared with $65 million in the same period in 2020 with the increase primarily attributable to the Group’s growth investment program. In Americas capital expenditure in the nine months ended September 30, 2021 was $324 million, compared with $112 million in the same period in 2020 with the increase primarily attributable to the growth investment program.
Receivables Factoring and Related Programs
The Group participates in several uncommitted accounts receivable factoring and related programs with various highly reputable financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Group. Receivables of $373 million were sold under these programs at September 30, 2021 (December 31, 2020: $332 million).
Trade Payables Processing
Our suppliers have access to independent third party payable processors. The processors allow suppliers, if they choose, to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institution. We have no involvement in the sale of these receivables and the suppliers are at liberty to use these arrangements if they wish to receive early payment. As the original liability to our suppliers, including amounts due and scheduled payment dates, remains as agreed in our supply agreements and is neither legally extinguished nor substantially modified, the Group continues to present such obligations within trade payables.

Cautionary Statement Regarding Forward-Looking Statements
This report includes statements that are, or may be deemed to be, forward-looking statements. All statements other than statements of historical fact included in this report regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; our possible or assumed future results of operations; R&D, capital expenditures and investment plans; adequacy of capital; and financing plans. The words “aim”, “may”, “will”, “expect”, “is expected to”, “anticipate”, “believe”, “future”, “continue”, “help”, “estimate”, “plan”, “schedule”, “intend”, “should”, “would be”, “seeks”, “estimates”, “shall” or the negative or other variations thereof, as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.
Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.
All forward-looking statements included in this report are based on information available to us on the date of this report. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this report.